Exhibit 99.128

news release

6 Adelaide Street East, Suite 500	Shares outstanding: 50,375,828
Toronto, ON M5C 1H6	TSX: BLE, BLE.WT

Frankfurt: A6R
September 5, 2006
BLUE PEARL TO BECOME ONE OF THE WORLD’S LARGEST
MOLYBDENUM PRODUCERS WITH US$575 MILLION
ACQUISITION OF THOMPSON CREEK METALS CO.
Blue Pearl Mining Ltd. announced today that it has agreed to acquire Thompson Creek Metals Company, a privately owned, integrated North American molybdenum producer with two operating mines and concentrators, and a metallurgical facility. The Company believes the acquisition will transform Blue Pearl into the world’s largest publicly traded stand-alone molybdenum producer and rank it among the top five overall molybdenum producers worldwide.
In addition to the US$575 million purchase price, Blue Pearl is obligated to make contingent payments of up to US$125 million, depending upon the future price of molybdenum. The vendors of Thompson Creek Metals Company will also be entitled to receive monies in respect of accounts receivable of Thompson Creek Metals Company and its subsidiaries in excess of US$23.35 million and in respect of molybdenum inventories in excess of 7.9 million pounds, as of the closing date.
Molybdenum production in 2006 for the credit of Thompson Creek Metals Company is expected to total approximately 26 million pounds at an average operating cash cost of US $4.12 per pound. The metal, a key component in high-end steel alloys and pipeline steel, is valued for its corrosion-resistant properties, and currently trades between US$28-US$30 per pound.
The acquisition cost of US$575 million is to be funded through a combination of debt and equity. Blue Pearl has entered into a commitment letter with UBS Investment Bank with regard to a US$450 million long-term loan facility. Blue Pearl intends to fund the balance of the US$575 million cash payment due on closing through an equity issue.

Blue Pearl’s financial adviser in connection with the acquisition and financing of Thompson Creek Metals Company is GMP Securities L.P. and its legal counsel are Cassels Brock & Blackwell LLP and Shearman & Sterling LLP. Thompson Creek Metals Company’s financial adviser is UBS Investment Bank and the legal advisers are McDermott Will & Emery and Goodmans LLP. The transaction, pending successful completion of financing and receipt of all requisite regulatory approvals, is expected to close in early October.
“The Thompson Creek acquisition immediately propels Blue Pearl to the top ranks of world primary molybdenum producers. We will be transformed from a single-project development company into an integrated North American producer at a time when molybdenum trades at historically high levels,” said Blue Pearl Chairman and CEO Ian McDonald.
The acquisition of Thompson Creek Metals Company will result in Blue Pearl acquiring all of Thompson Creek’s operations, which include the Thompson Creek Mine and processing facility in Idaho and the Langeloth refinery facility in Pennsylvania , as well as Thompson Creek’s 75% interest in the Endako Mine and processing facility in central British Columbia .
The Thompson Creek Mine currently has an estimated minimum 10- year mine life based upon proven and probable mineral reserves (see tables below for detailed mineral resources and mineral reserves estimates), during which time it is expected to produce 148 million pounds of molybdenum at an estimated average cash operating cost of US$3.68 per pound. The Endako mine has an estimated 7-year mine life based on proven and probable mineral reserves, and is expected to produce 66 million pounds of molybdenum at an estimated average cash operating cost of US$5.11 per pound during this time. (Life-of-mine operating costs at both mines are estimates prepared by Thompson Creek Metals Company personnel and reviewed by Blue Pearl’s consultants who prepared the National Instrument 43-101 technical reports on the Thompson Creek and Endako Mines.) The Thompson Creek Mine has considerable measured and indicated mineral resources which are not currently included in the mine plan but which may extend the mine life .
“Both of the mines are in politically stable jurisdictions and Endako in particular is an important complement to our Davidson Deposit near Smithers, British Columbia, as there can be many synergies between the two properties including processing Davidson ore at Endako,” Mr. McDonald said. “Furthermore, during our due diligence site visits to Thompson Creek’s operations, management’s expertise and commitment right across the slate of assets were very much in evidence. We do not plan to tamper with a winning management formula.”
For the first nine months of fiscal 2006 (ended June 30, 2006), Thompson Creek Metals Company reported income from operations of US$407 million and net income of US$286 million (unaudited) and income from operations of US$456 million and net income of US$323 million for the full fiscal year ended September 30, 2005 (audited).

Under the terms of the agreement with Thompson Creek, Blue Pearl will acquire, through a U.S. wholly-owned subsidiary, the following assets:
•	100% interest in the Thompson Creek producing open-pit molybdenum mine and concentrator with a design capacity of 25,000 tons per day near Challis, Idaho, which has been producing since 1983;

•	100% interest in a metallurgical refinery plant in Langeloth, Pennsylvania with a roasting capacity of 35 million pounds of molybdenum per year;

•	75% interest in the Endako producing open-pit molybdenum mine , concentrator with a name plate capacity of 30,000 tonnes per day and roaster near Fraser Lake, British Columbia , which recently celebrated its 40th year of production; and

•	Working capital of approximately US$150 million.
As part of the purchase price, Blue Pearl has agreed to make contingency payments to the selling group based on molybdenum prices above the US$15-per-pound mark in 2007, 2008 and 2009. For example, should molybdenum prices range between US$15 and US $25 per pound in the first two years, Blue Pearl could pay a maximum US $100 million in aggregate over the two years and another US$25 million in early 2010. Should prices decline and remain below US$15, no payment would be required by Blue Pearl.
Thompson Creek’s Idaho production in calendar year 2006 is expected to reach 16.9 million pounds of molybdenum; the estimate for the Endako operation is 12.1 million pounds (9.1 million pounds of which represents Thompson Creek Metal Company’s 75% share) for the same period. According to Roskill Information Services Ltd.’s The Economics of Molybdenum, 2006, Thompson Creek Metals Company’s operations in 2004 (the latest date for which world production figures were available) produced 5% of world mine production, behind Codelco (19%), Phelps Dodge (13%) and Grupo Mexico (8%).
In connection with the Thompson Creek acquisition, Scott Wilson Roscoe Postle Associates Inc. (“SWRPA”), Hatch Ltd. and Rescan Environmental Services Ltd. have been retained by Blue Pearl to carry out technical due diligence on the properties to be acquired. SWRPA has prepared independent National Instrument 43-101 (“NI 43-101”) technical reports on each of the Thompson Creek Mine and the Endako Mine.
The estimated mineral resources and mineral reserves for the Thompson Creek Mine as of April 30, 2006 are as follows:
THOMPSON CREEK MINE MINERAL RESOURCES (1)

			Contained Mo
Category	Tonnes (millions)	Grade (% Mo)	(millions Ib)

Measured (M)	55.7	0.104	127.9
Indicated (I)	122.9	0.090	242.7

M+I Total	178.6	0.094	370.6
Inferred	34.5	0.066	50.2

(1)	The mineral resource estimates for the Thompson Creek Mine set out in the table above have been reviewed by William E. Roscoe, P.Eng. who is a qualified person under NI 43-101. The mineral resources are classified as measured, indicated and inferred, and are based on the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions Adopted by CIM Council on December 11, 2005 (the “CIM Standards”) which were adopted by NI 43-101. Mineral resources are reported at a cut-off grade of 0.04% molybdenum. Mineral resources include mineral reserves.
THOMPSON CREEK MINE MINERAL RESERVES (1)

			Contained Mo
Category	Tonnes (millions)	Grade (%Mo)	(millions Ib)

Proven	28.1	0.123	76.0
Probable	36.4	0.116	93.0

Proven + Probable	64.5	0.119	169.1

(1)	The mineral reserve estimates for the Thompson Creek Mine set out in the table above have been reviewed by John T. Postle, P.Eng. who is a qualified person under NI 43-101. The mineral reserves are classified as proven and probable, and are based on the CIM Standards which were adopted by NI 43-101. Mineral reserves are reported at a cut-off grade of 0.04% molybdenum. Mineral reserves are estimated using an average long-term molybdenum price of US$5.00 per pound and a stripping ratio of approximately 2.33:1. Some numbers may not add due to rounding.
The estimated mineral resources and mineral reserves for the Endako Mine as of September 30, 2005 are as follows:
ENDAKO MINE MINERAL RESOURCES (1)

			Contained Mo
Category	Tonnes (millions)	Grade (%Mo)	(millions Ib)

Indicated	51.8	0.070	80.4

(1)	The mineral resource estimates for the Endako Mine set out in the table above have been reviewed by Richard E. Routledge, M.Sc., P.Geo. who is a qualified person under NI 43-101. The mineral resources are classified as indicated and are based on the CIM Standards which were adopted by NI 43-101. Mineral resources are reported at a cut-off grade of 0.04% molybdenum. Mineral resources include probable mineral reserves.
ENDAKO MINE MINERAL RESERVES (1)

			Contained Mo
Category	Tonnes (millions)	Grade (%Mo)	(millions Ib)

Proven (stockpiles)	22.2	0.046	22.7
Probable(open pits)	51.8	0.070	80.4

Proven + Probable	74.0	0.063	103.1

(1)	The mineral reserve estimates for the Endako Mine set out in the table above have been reviewed by John T. Postle, P.Eng. who is a qualified person under NI 43-101. The mineral reserves are classified as proven and probable, and are based on the CIM Standards which were adopted by NI 43-101. Mineral reserves are reported at a cut-off grade of 0.04% molybdenum. Mineral reserves are estimated using an average long-term molybdenum price of US$3.50 per pound and a stripping ratio of approximately 1:1.

Blue Pearl currently owns the Davidson Deposit, an underground molybdenum deposit approximately 10 kilometres west of Smithers, B.C. The estimated mineral resources for the Davidson Deposit as of December 17, 2004 are as follows:
DAVIDSON DEPOSIT MINERAL RESOURCES (1)

			Contained Mo
Category	Tonnes (millions)	Grade (%Mo)	(millions Ib)

Measured (M)	4.9	0.185	20.0
Indicated (I)	70.6	0.176	273.9

M + I Total	75.5	0.177	293.9

(1)	The mineral resource estimates for the Davidson Deposit set out in the table above have been reviewed by Gary Giroux, P.Eng. who is a qualified person under NI 43-101. The mineral resources are classified as measured and indicated, and are based on the CIM Standards which were adopted by NI 43-101. Mineral resources are reported at a cut-off grade of 0.12% molybdenum.
The estimated total contained molybdenum from all three projects is as follows:

	Mineral Reserves	Mineral Resources
Site	Mo (million Ib)	Mo (millions Ib)

Thompson Creek	169.1	370.6
Endako	103.1	80.4
Davidson	N/A	293.9

Total	272.2	744.9
Note: Mineral reserves and resources of contained molybdenum in this table are drawn from the relevant tables above.
Blue Pearl will continue to advance the feasibility study and permitting activities currently under way at the Davidson Deposit. The Company plans to put the deposit into production and process a high-grade portion of the Davidson Deposit ore at the Endako facility about 200 kilometres southeast of Smithers. In addition to the SWRPA technical reports mentioned above, Hatch Ltd. is also conducting a feasibility study at the Davidson Deposit.
Each of William E. Roscoe, John T. Postle, Richard E. Routledge and Gary Giroux have read and approved the contents of this news release that pertain to the Thompson Creek Mine, the Endako Mine and the Davidson Deposit, as applicable.
Conference Call
Blue Pearl has scheduled a Conference Call at 4 p.m. Tuesday, September 5. To participate, dial 416-641- 6112, or toll free in North America 866-542-4239, or toll free international 800-9559-6854. The conference call will be archived and available for replay until September 12, by dialing local or international 416-695-5800, or toll free in North America 1-800-408-3053. Use the passcode 204780. The Conference Call will also be webcast at www.ccnmatthews.com/BluePearlacquisition.

     About Blue Pearl Mining Ltd.
Blue Pearl is a Canadian mineral resource company developing the Davidson Deposit, a high-grade underground molybdenum deposit near Smithers, B.C.
About Thompson Creek Metals Company
Thompson Creek Metals Company is a privately held company formed in 1993 to acquire the Thompson Creek molybdenum mine near Challis, Idaho, and the Langeloth metallurgical plant in Pennsylvania. It also holds a 75% interest in and is the operator of the Endako molybdenum mine and processing plant in British Columbia.
Concentrates from Thompson Creek are converted to a variety of commercial products at the company’s Langeloth Metallurgical Co. subsidiary in Langeloth, Pennsylvania. Endako ore is concentrated and converted to commercial products at the B.C. facility.
This press release is not an offer of securities for sales in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.

Ian McDonald, Chairman and CEO	Christina Lalli
Blue Pearl Mining Ltd.	Renmark Financial Communications Inc.
Tel: 416-860-1438	Tel.: 514-939-3989
info@bluepearl.ca	clalli@renmarkfinancial.com

Olav Svela, VP, Investor Relations
Tel: 416-860-1438
Toll free: 1-800-827-0992
osvela@bluepearl.ca
This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of Blue Pearl, its subsidiaries and its projects, the future price of molybdenum, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends” , “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Blue Pearl and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of molybdenum; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in Blue Pearl’s annual information form for the year ended December 31, 2005 which is available on SEDAR at www.sedar.com. Although Blue Pearl has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Blue Pearl disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Blue Pearl undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.